EXHIBIT (A)(10)
Reckitt Benckiser Acquisition of Adams FAQ
If an Adams associate is displaced, would they be eligible for state unemployment?
Depending on where you live, you may be eligible to receive both severance and unemployment benefits simultaneously.
If a letter of intent (LOI) is received and accepted by an Adams employee, is there a probationary period associated with the proposed position? If so, how long is the probationary period?
If an Adams employee is offered employment, there is the expectation that you will be able to perform the responsibilities associated with the role. Therefore, there is currently no probationary period in place.
If one is considered in a transitional role, will they be paid base salary plus retention bonus (enhanced severance) & their pro-rated bonus?
Yes. Employees who are eligible for enhanced severance will be paid that additional compensation at the end of the transition period. Those in a transitional role will be advised, in writing, 30 days before actual termination.
Will the Adams 401(k) match remain the same for 2008 at 50 cents on the dollar?
Yes. The Adams plan will remain unchanged for 2008. Currently the plan matches .50 cents per dollar on the first 6% of pay. The maximum pre-tax contribution is $15,500/yr for calendar year 2008. If you are 49+ (turning 50 in this calendar year) you can contribute an extra $5,000/yr to catch up. The company match is paid on that $5,000.
Do you have stock options or profit sharing?
Stock options are available for a limited number of top-level management employees selected by the senior leadership team.
What stock benefits do RB employees receive, if any?
While RB does not offer stock options to the majority of employees, the company does give eligible employees a “grant” of stock that is deposited into their 401K account in accordance with the terms of the plan. The average stock grant for 2007 was more than $20,000 in RB stock for each eligible employee who was in the RB 401K plan for 2004, 2005 and 2006. Details of this program will be provided when you become eligible to participate in the RB 401K plan (1/1/09).
For 2008, will Adams Healthcare Benefits carry on as normal for the whole year?
Yes, though the rates may change July 1st.
What does your benefits package consist of? I.E. who carries you health/dental insurance, what is your vacation program, what holidays are observed, etc.
Depending on your location, RB offers colleagues a choice of health and dental coverage. Medical coverage choices include a Cigna HMO and in- and out-of-network plans from Coventry Health Care. Dental is also covered by Coventry Health Care. Every full-time employee starts with a minimum of three weeks vacation and earns additional weeks with tenure. All of the major National holidays are observed and colleagues receive four Floating Holidays throughout the year. Sick time is granted, as needed, and is not accrued. During RB’s annual enrollment period in November 2008, you will be provided with all of the details.
Does comparable position include comparable salary?
Generally speaking, base salaries will remain unchanged for those Adams employees who join Reckitt Benckiser.
What is the current RB Company Car Plan?
Reckitt Benckiser has a car allowance program in place for its field sales teams. The company is currently examining the Adams program and will make a determination of how to proceed at a later date.
Does RB have a Non-Qualified Deferred Comp Plan?
Yes. In accordance with IRS regulations, participation is limited to a group of highly compensated employees. Employees eligible to participate will be notified at the appropriate time.

In a previous answer RB states: “It’s RB’s intention to incorporate past service with Adams in establishing benefits such as vacation...” Does this mean that Adams employees can expect their vacation time to change negatively if RB’s current vacation program is less than what we’re currently receiving? It would be beneficial to know as soon as possible if we will lose vacation time so we can plan accordingly.
You will be compensated for any Paid Time Off you have earned at Adams upon closure of the acquisition and immediately transition into the Reckitt Benckiser vacation plan. When you become a Reckitt Benckiser employee, you will receive your full allotment of vacation days from day one.
Does RB currently grant time off in the same manner as Adams? Is it earned PTO or yearly allotted days?
Reckitt Benckiser does not utilize the Paid Time Off system that is currently in place at Adams. RB uses a vacation schedule based on years of service as follows:

Less than 1 year	0-15 days
1 to 9 years	15 days
10 to 19 years	20 days
20 to 34 years	25 days
35 years or more	30 days
For 2008, the Reckitt Benckiser holiday schedule is:
•	January 1, New Year’s Day

•	February 18, President’s Day

•	May 26, Memorial Day

•	July 4, Independence Day

•	September 1, Labor Day

•	November 27, Thanksgiving Day

•	November 28, Day after Thanksgiving

•	December 25, Christmas Day

•	December 26, Day after Christmas
This year, employees are also entitled to four floating holidays. These holidays and the number of floating days may vary from year to year.
Do we get additional vacation for years of service?
We will recognize your years of service at Adams in determining vacation time.
Will our Years of service carryover for benefits?
Yes, past service with Adams will count for most purposes including vacation and vesting in the 401K.